

DIVISION OF
CORPORATION FINANCE

February 5, 2010

<u>Via Mail and Fax</u>

Randel G. Owen
Chief Financial Officer and Executive Vice President
Emergency Medical Services Corporation
6200 South Syracuse Way, Suite 200
Greenwood Village, CO 80111

> **RE:** **Emergency Medical Services Corporation**
> **File Number: 001-32701**
> **Emergency Medical Services L.P.**
> **File Number: 333-127115**
> **Form 10-K for the Year Ended December 31, 2008**

Dear Mr. Owen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief